[redacted]

08025391

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section

FEB 21 2008

Washington, DC
104

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26476

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southern Farm Bureau Fund Distributor, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 Livingston Lane
(No. and Street)

Jackson (City) MS (State) 39213 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurence E. Favreau (601) 981-7422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

188 East Capitol Street (Address) Jackson (City) MS (State) 39201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laurence E. Favreau, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southern Farm Bureau Fund Distributor, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAN S. HOLLAND NOTARY PUBLIC MADISON COUNTY, MS

[signature]
Signature

President & Treasurer
Title

Jan S. Holland
Notary Public

Notary Public State of Mississippi At Large
My Commission Expires: June 7, 2010
Bonded Thru Heiden, Brooks & Garland, Inc.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Financial Statements and Schedules

December 31, 2007 and 2006

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201

The Board of Directors
Southern Farm Bureau Fund Distributor, Inc.:

In planning and performing our audit of the financial statements of Southern Farm Bureau Fund Distributor, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(i) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

(ii) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable assurance, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

KPMG LLP

February 12, 2008

KPMG

KPMG LLP
Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201

Independent Auditors' Report

The Board of Directors
Southern Farm Bureau Fund Distributor, Inc.:

We have audited the accompanying statements of financial condition of Southern Farm Bureau Fund Distributor, Inc. (a wholly owned subsidiary of Southern Farm Bureau Life Insurance Company) as of December 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Farm Bureau Fund Distributor, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

KPMG LLP

February 12, 2008

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Statements of Financial Condition

December 31, 2007 and 2006

Assets		2007	2006
Cash and cash equivalents	$	370,827	260,838
Commissions receivable from parent company (note 2)		13,700	13,106
Other receivable from parent company (note 2)		9,600	—
Prepaid expenses		1,017	1,017
Deferred tax asset		316	5,389
	$	395,460	280,350
Liabilities and Stockholder's Equity			
Liabilities:			
Due to parent company (note 2)	$	—	34,656
Income taxes payable to parent company		54,632	1,253
Total liabilities		54,632	35,909
Stockholder's equity (note 3):			
Common stock of $25 par value. Authorized 1,000 shares; issued 600 shares		15,000	15,000
Additional paid-in capital		85,000	85,000
Retained earnings		240,828	144,441
Total stockholder's equity		340,828	244,441
	$	395,460	280,350

See accompanying notes to financial statements.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Statements of Income

Years ended December 31, 2007 and 2006

		2007	2006
Income:			
Commissions from parent company, net (note 2)	$	153,154	170,945
Late fees from salespersons		45,240	—
Interest		8,567	7,703
Other income (note 6)		35,000	—
		241,961	178,648
Selling, general and administrative expenses (note 2)		85,869	175,068
Income before income taxes		156,092	3,580
Income tax expense (note 5)		59,705	1,369
Net income	$	96,387	2,211

See accompanying notes to financial statements.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2007 and 2006

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2005	$	15,000	85,000	142,230	242,230
Net income		—	—	2,211	2,211
Balance at December 31, 2006		15,000	85,000	144,441	244,441
Net income		—	—	96,387	96,387
Balance at December 31, 2007	$	15,000	85,000	240,828	340,828

See accompanying notes to financial statements.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Statements of Cash Flows

Years ended December 31, 2007 and 2006

		2007	2006
Reconciliation of net income to net cash provided by (used in) operating activities:			
Net income	$	96,387	2,211
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Deferred tax expense		5,073	116
Changes in assets and liabilities:			
Commissions and other receivables from parent company and prepaid expenses		(10,194)	(9,297)
Income taxes payable to parent company		53,379	(8,122)
Due to parent company		(34,656)	(46,783)
Net cash provided by (used in) operating activities		109,989	(61,875)
Cash and cash equivalents at beginning of year		260,838	322,713
Cash and cash equivalents at end of year	$	370,827	260,838
Supplementary cash flows disclosures:			
Income tax payments (paid to parent)	$	1,253	9,375

See accompanying notes to financial statements.

(1) Organization, Business and Summary of Significant Accounting Policies

(a) Organization and Business

Southern Farm Bureau Fund Distributor, Inc. (the Company) was organized for the purpose of engaging in the buying, selling, and dealing in or with various securities or any interest therein. The Company is a wholly owned subsidiary of Southern Farm Bureau Life Insurance Company. The Company currently acts as a broker and dealer of variable life and annuity products offered by Southern Farm Bureau Life Insurance Company and is a member of the Financial Industry Regulatory Authority (FINRA).

(b) Commissions and Late Fees

Commission revenues in excess of commission expense to individual salespersons are paid to the Company by its parent and recognized on a trade-date basis as transactions occur. Commission revenues and associated receivables are recognized on a net basis by the Company consistent with an underwriting agreement entered into between the Company and its parent in October 1999. Late fees from salespersons are recognized as earned.

(c) Income Taxes

The Company's results of operations are included in the consolidated Federal income tax return filed by the Company's parent and its subsidiaries. Taxes are allocated to each subsidiary member of the consolidated group at the maximum Federal statutory rate for each subsidiary's income or loss.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) Cash and Cash Equivalents

For financial reporting purposes, cash and money market mutual funds are considered to be cash and cash equivalents.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

(f) ***Reclassifications***

Certain reclassifications have been made to the 2006 financial statements to conform with the 2007 presentation. The reclassifications were immaterial to the prior period presented.

(g) ***Recently Adopted Accounting Standard***

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 was effective on January 1, 2007. The adoption of FIN 48 had no impact on the Company's overall financial position or results of operations. With limited exception, the Company is no longer subject to U.S. federal, state and local audits by tax authorities for 2003 and earlier tax years.

(2) Related Party Transactions

Certain operating expenses incurred by the Company are reimbursed by the Company's parent and certain professional expenses are paid by the Company's parent and allocated to the Company. Additionally, commission revenues in excess of commission expense to individual salespersons are paid to the Company by its parent and recognized on a trade-date basis as transactions occur. At December 31, 2007 and 2006, the Company was liable to its parent for $31,332 and $22,803, respectively.

(3) Net Capital Requirements

In accordance with regulations of the Securities and Exchange Commission, the Company must maintain minimum net capital, as defined, such that the ratio of aggregate indebtedness, as defined, to net capital does not exceed 15 to 1. At December 31, 2007 and 2006, the Company's net capital exceeded required capital by $302,272 and $212,700 respectively. The ratio of aggregate indebtedness to net capital was 0.5 to 1 at December 31, 2007 and 0.6 to 1 at December 31, 2006.

(4) Subordinated Debt

The Company had no subordinated debt at December 31, 2007 or 2006 or at any time during the years then ended.

(Continued)

(5) Income Taxes

The current and deferred components of income tax expense for the years ended December 31, 2007 and 2006 follow:

		2007	2006
Current:			
Federal	$	54,632	1,253
State		—	—
		54,632	1,253
Deferred:			
Federal		(2,732)	(63)
State		7,805	179
		5,073	116
Income tax expense	$	59,705	1,369

The differences between the income tax expense shown on the statements of income and the amounts computed by applying the Federal income tax rate of 35% in 2007 and 2006 to income before income taxes follow:

		2007	2006
Expected income tax expense	$	54,632	1,253
State income taxes, net		5,073	116
Income tax expense	$	59,705	1,369

At December 31, 2007 and 2006, the Company had net operating loss carryforwards in the State of Mississippi of $9,710 and $165,802, respectively. These net operating loss carryforwards generated deferred tax assets of $316 and $5,389 at December 31, 2007 and 2006, respectively. During 2007 and 2006, management determined based upon the facts and circumstances, that the Company would be able to generate sufficient income in future periods to allow the utilization of these net operating loss carryforwards before their ultimate expiration in 2019. As a result, the Company did not record any valuation allowance against the related deferred tax asset during 2007 or 2006.

(6) Other Income

In August 2007, the Company received a special payment of $35,000 as a result of the consolidation of the National Association of Securities Dealers and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. This payment was recorded in other income.

Schedule 1

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Computation of Net Capital, Aggregate Indebtedness and
Ratio of Aggregate Indebtedness to Net Capital
Under Rule 15c3-1

December 31, 2007

Net capital:				
Stockholder's equity			$	340,828
Less nonallowable assets:				
Prepaid expenses	$	1,017		
Commissions receivable		13,700		
Other receivable from parent		9,600		
Deferred tax asset		316		
				24,633
Less haircuts – money market mutual funds				4,062
Net capital			$	312,133
Net capital requirement			$	9,861
Net capital in excess of required amount				302,272
Net capital			$	312,133
Aggregate indebtedness (includes $93,297 of commissions payable to parent)			$	147,929
Ratio of aggregate indebtedness to net capital				0.5 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2007, filed by the Company in January 2008.

See accompanying independent auditors' report.

Schedule 2

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Computation for Determination of Reserve
Requirement Under Rule 15c3-3

December 31, 2007

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(1) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as the Company's broker and dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies, and the Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

During the year ended December 31, 2007, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(l) of Rule 15c3-3.

See accompanying independent auditors' report.

Schedule 3

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Information for Possession or Control
Requirement Under Rule 15c3-3

December 31, 2007

	Market value	Number of items
Information for possession or control requirements:		
Customers' fully-paid and excess-margin securities not in the Company's possession or control as of December 31, 2007 for which instructions to reduce to possession or control had been issued as of December 31, 2007 but for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully paid and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2007, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3; subsequently reduced to possession or control by the Company.	None	None

See accompanying independent auditors' report.

END